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                                                                    EXHIBIT 99.2

CONTACTS:
Glenn Neumann                               Gretchen L.P. Schweitzer

Manager, Investor Relations                 Director
AltaRex Corp.                               Feinstein Kean Partners
(781) 672-0138                              (617) 577-8110
gneumann@altarex.com                        www.fkpi.com

FOR IMMEDIATE RELEASE


ALTAREX ANNOUNCES FINANCIAL RESULTS FOR THE FOURTH QUARTER ENDED DECEMBER 31,
1998

WALTHAM, MASS., USA, MARCH 10, 1999 AltaRex Corp. (TSE: AXO) today announced its financial results for the fourth quarter ended December 31, 1998. The following results are in Canadian dollars. Revenues for the three months ended December 31, 1998 were $199,742 compared with $431,948 for the same period in 1997. Revenues were 1.0 million for the year ended December 31, 1998 compared to 1.6 million for the prior year. The net decrease in both periods resulted mainly from a reduction in research contract revenue in 1998 due to the completion of non-core research contracts in late 1997 and early 1998.

The net loss for the three months ended December 31, 1998 was $4.2 million or $0.25 per share compared to a net loss of $2.1 million or $0.13 per share for the same period in 1997. For the year ended December 31, 1998, the net loss was $13.1 million or $0.79 per share compared to a net loss of $4.7 million or $0.29 per share for the prior year. The increased net loss in both periods primarily reflects the Company's increased investment in clinical and product development activities and supporting efforts in product commercialization. The majority of this increased investment is devoted to the Company's lead product, OvaRexTM MAb, which is currently undergoing potentially pivotal phase IIb clinical trials.

Cash and short-term investments as at December 31, 1998 was $12.8 million compared with $25.0 million at December 31, 1997 and $16.8 million at September 30, 1998.

AltaRex Corp. is an emerging biotechnology company focused on research, development and commercialization of immunotherapeutics for the treatment of cancer. The Company's products are based on its unique proprietary platform technology, Anti-idiotype Induction Therapy (AIT(R)). The Company believes that AIT(R) enhances the ability of the human immune system to produce a highly effective anti-tumor response. AIT(R) products are developed to target specific antigens that are associated with various cancers. AltaRex has four AIT(R) based products in various stages of research and development. These include OvaRex(TM) MAb for tumors expressing the CA 125 antigen, BrevaRex(TM) MAb for tumors expressing the MUC1 antigen, GivaRex(TM) MAb for tumors expressing the CA 19.9 antigen and ProstaRex(TM) (MAb) for tumors expressing the PSA antigen. The Company's most advanced product, OvaRex(TM) MAb for ovarian cancer, is in two potentially pivotal Phase IIb North American clinical trials, while BrevaRex(TM) MAb has recently entered a Phase I study.

Additional information about AltaRex can be found on its web site at WWW.ALTAREX.COM.


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This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the forgoing, the words "believes", "anticipates", "plans", "intends", "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of preclinical trial results, the establishment of new corporate alliances, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Canadian securities authorities.

     THE TORONTO STOCK EXCHANGE HAS NEITHER APPROVED NOR DISAPPROVED OF THE
                         INFORMATION CONTAINED HEREIN.


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CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS
(In Canadian dollars, Unaudited)


                                        THREE MONTHS ENDED                      TWELVE MONTHS ENDED
                                           DECEMBER 31                              DECEMBER 31
                                  ------------------------------        -------------------------------
                                     1998               1997                 1998               1997
                                  ------------------------------        -------------------------------



Revenue                           $   199,742        $   431,948        $  1,013,742        $ 1,619,836
                                  ------------------------------        -------------------------------

Research and development            2,800,945          1,930,163           9,433,681          4,733,918
General and administration          1,575,815            584,258           4,695,990          1,563,555
                                  ------------------------------        -------------------------------
                                    4,376,760          2,514,421          14,129,671          6,297,473
                                  ------------------------------        -------------------------------

Net loss for the period           $(4,177,018)       $(2,082,473)       $(13,115,929)       $(4,677,637)
                                  ==============================        ===============================

Net loss per common share         $     (0.25)       $     (0.13)       $      (0.79)       $     (0.29)
                                  ==============================        ===============================

Weighted average number of
  common shares outstanding        16,512,613         16,473,555          16,503,764         15,894,880
                                  ==============================        ===============================

CONDENSED CONSOLIDATED
BALANCE SHEET
(In Canadian dollars, Unaudited)


                                                       As at December 31,

                                                     1998               1997
                                                 -----------         -----------

ASSETS
  Cash and short-term investments                $12,823,420         $25,002,106
  Other current assets                               252,909             529,129
  Capital assets, net                              1,654,419           1,582,768
  Other assets                                       429,026             185,741
                                                 -----------         -----------
                                                 $15,159,774         $27,299,744
                                                 ===========         ===========


LIABILITIES AND SHAREHOLDERS'
EQUITY
  Current liabilities                             $2,079,168          $1,035,299
  Deferred lease credit                              433,766             555,676
  Shareholders' equity                            12,646,840          25,708,769
                                                 -----------         -----------
                                                 $15,159,774         $27,299,744
                                                 ===========         ===========